ANNUAL APPROVAL OF INVESTMENT ADVISORY AGREEMENT
The continuance of the Trust's investment advisory agreement with RidgeWorth Capital Management, Inc. (the "Adviser"), with respect to all of the Funds, and the Trust's subadvisory agreement between the Adviser and Zevenbergen Capital Investments LLC (the "Subadviser"), with respect to the Aggressive Growth Stock Fund and Emerging Growth Stock Fund, must be specifically approved at least annually by (i) the vote of the Trustees or a vote of the shareholders of the Funds and (ii) the vote of a majority of the Trustees who are not parties to the agreement or "interested persons" of any party thereto (the "Independent Trustees"), as defined in the Investment Company Act 1940, cast in person at a meeting called for the purpose of voting on such approval. New subadvisory agreements for the Trust are also subject to such approval initially and annually after their initial term is complete. Each year, the Board of Trustees calls and holds a meeting to decide whether to renew the Trust's agreement for the upcoming year. In preparation for the meeting, the Board requests and reviews a wide variety of information from the Adviser and Subadviser. The Trustees use this information, as well as other information that the Adviser, the Subadviser and other service providers may submit to the Board, to help them decide whether to renew the agreement.

In considering the renewal of the agreements with the Adviser and Subadviser this year, the Board requested and received material from the Adviser and Subadviser in preparation for a special meeting of the Board held on October 16, 2008, and requested and reviewed additional material from the Adviser and Subadviser in preparation for its quarterly meeting held on November 20, 2008, at which it specifically considered the renewalof the agreement. Such material included, among other things,information about: (a) the quality of the Adviser's and Subadviser's investment management and other services; (b) the Adviser's and Subadviser's investment management personnel; (c) the Adviser's and Subadviser's operations and financial condition; (d) the Adviser's and Subadviser's brokerage practices (including any soft dollar arrangements) and investment strategies; (e) the level of the advisory fees that the Adviser and Subadviser charges the Funds compared with the fees it charges to comparable mutual funds or accounts; (f) the Funds' overall fees and operating expenses compared with similar mutual funds; (g) the level of the Adviser's and Subadviser's profitability from its Fund-related operations; (h) the Adviser's and Subadviser's compliance systems; (i) the Adviser's and Subadviser's policies and procedures for personal securities transactions; (j) the Adviser's and Subadviser's reputation, expertise and resources in domestic financial markets; and (k) the Funds' performance compared with similar mutual funds. The Board also received a memorandum from Fund counsel regarding the responsibilities of the Trustees in connection with their consideration of the agreement.

At the meetings, representatives from the Adviser and Subadviser presented additional oral and written information to the Board to help the Board evaluate the Adviser's and Subadviser's fees and other aspects of the agreement. The Board also considered information presented by the Adviser, Subadviser, and other service providers at meetings held throughout the year. The Trustees discussed the written materials, oral presentations, and any other information that the Board received, and considered the approval of the agreement in light of this information.

Based on the Board's deliberations and evaluation of the information it received, the Board, including the Independent Trustees, approved the renewal of the agreement and the selection of the Adviser and Subadviser and determined that the compensation under the agreement is fair and reasonable in light of the services to be performed. The Board considered the following specific factors, none of which was controlling, and made the following conclusions:

Nature, Extent, and Quality of Services

The Board received and considered information regarding the nature, extent, and quality of services to be provided to the Funds by the Adviser and Subadviser. In this regard, the Trustees evaluated, among other things, the Adviser's and Subadviser's personnel, experience, track record, and compliance program. The Board considered the background and experience of the Adviser's and Subadviser's senior management and the expertise of, and amount of attention expected to be given to the Funds by, its portfolio management teams. The Board reviewed the qualifications, backgrounds, and responsibilities of the portfolio managers responsible for the day-to-day management of the Funds. The Board also reviewed information pertaining to the Adviser's and Subadviser's organizational structure, senior management, investment operations, and other relevant information. The Board concluded that, within the context of its full deliberations, the nature, extent, and quality of the services to be provided tothe Funds by the Adviser and Subadviser supported the approval of the agreement.

Performance

The Board considered the investment performance of each Fund, including any periods of outperformance and underperformance, both on an absolute basis and a comparative basis to indices and other funds within the same investment categories. Specifically, the Board considered each Fund's performance relative to its peer group and appropriate benchmarks in light of total return, yield, and market trends. As part of this review, the Board considered the composition of the peer group and selection criteria, as well as market risk and shareholder risk expectations. The Board considered the Adviser's andSubadviser's explanations regarding specific performance issues. The Board concluded that, within the context of its full deliberations, the performance of the Funds, the Adviser, and the Subadviser supported the approval of the agreements.

Fund Expenses

With respect to advisory fees, the Board considered the rate of compensation under the agreement and each Fund's net operating expense ratio in comparison to those of comparable mutual funds. The Trustees also considered information about average expense ratios of comparable mutual funds in each Fund's peer group. Finally, the Trustees considered the effect of the Adviser's and Subadviser's waiver and reimbursement of fees and expenses, where applicable, to prevent total expenses from exceeding a specified amount and that, due to these waivers and reimbursements, net operating expenses have been maintained at competitive levels. The Board concluded that, within the context of its full deliberations, the expenses of the Funds are reasonable and supported the approval of the agreement.

Profitability

The Board reviewed information about the profitability of the Funds to the Adviser and Subadviser and considered whether the level of profitability was reasonable and justified in light of the quality of the services rendered to the Funds and in comparison to other advisory firms. The Board concluded that, within the context of its full deliberations, the profitability of the Adviser and Subadviser is within the range the Board considered reasonable.

Economies of Scale

The Board considered the existence of economies of scale and whether they were passed along to Fund shareholders through a graduated advisory fee schedule or other means, including any fee and expense waivers and reimbursements by the Adviser and Subadviser. The Board concluded that, within the context of its full deliberations, the Funds obtain reasonable benefit from economies of scale.